As filed with the Securities and Exchange Commission on June 16, 2010

Registration No. 333-164471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 9 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Motricity, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3663	20-1059798
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

601 108th Avenue Northeast

Suite 800

Bellevue, WA 98004

(425) 957-6200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard E. Leigh, Jr.

601 108th Avenue Northeast

Suite 800

Bellevue, WA 98004

(425) 957-6200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Mark D. Director Christian O. Nagler Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800 (212) 446-4900 (facsimile)	William H. Hinman, Jr. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 (650) 251-5000 (650) 251-5002 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 9 is being filed solely for the purposes of amending Item 16 of Part II of the Registration Statement and for filing Exhibit 10.28 to the Registration Statement. Accordingly, this Amendment No. 9 consists only of the facing page, this explanatory note and Part II to the Registration Statement.

No changes are being made to Part I of the Registration Statement by this filing, and therefore it has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, we expect to incur in connection with the sale of the common stock being registered. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fees.

Amount To Be Paid
SEC registration fee	$17,825
FINRA filing fee	25,500
Blue Sky fees and expenses	10,000
NASDAQ listing fee	175,000
Printing and engraving expenses	175,000
Legal fees and expenses	1,400,000
Accountants’ fees and expenses	1,300,000
Transfer agent and custodian fees	18,500
Miscellaneous*	4,800,000

Total	$7,921,825

*	Includes the up to $2 million fee payable to Advanced Equities, Inc. for its advisory services in connection with this offering.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware, or DGCL, provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, for any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

In accordance with Section 102 of the DGCL, our amended and restated certificate of incorporation contains a provision to limit the personal liability of our director’s violations of their fiduciary duty. This provision eliminates each director’s liability to us and our stockholders for monetary damages except (i) for any breach of the director’s duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit.

We have also entered into indemnification agreements with our officers and directors, substantially in the form of the indemnification agreement filed by us as an exhibit to this registration statement on Form S-1. These indemnification agreements provide contractual indemnification to our officers and directors in addition to the indemnification provided in our amended and restated certificate of incorporation and bylaws.

We currently have directors’ and officers’ liability insurance policies to insure our directors and officers against liability for actions or omissions occurring in their capacity as a director or officer, subject to certain exclusions and limitations.

Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 15.	Recent Sales of Unregistered Securities.

In the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof or Rule 701 pursuant to compensatory benefit plans and contracts related to compensation.

1. In February 2007, we sold an aggregate of 21,084,337 shares of Series H Preferred Stock at $2.49 per share for an aggregate purchase price of approximately $52.5 million to three accredited investors. In connection with this financing round, we issued three warrants to the investors to purchase 108,500 shares of our common stock at an exercise price of $35.55 per share.

2. In May 2007, we issued to an affiliate of an existing investor, as consideration for a financing commitment in connection with a proposed transaction that was not completed, a warrant to purchase 128,571 shares of common stock at an exercise price of $32.25 per share.

3. In June 2007, in connection with our credit facility, we issued warrants to purchase 20,000 shares of common stock to Silicon Valley Bank at an exercise price of $32.25 per share.

4. In September 2007, we issued warrants to purchase an aggregate of 123,500 shares of common stock at an exercise price of $14.54 per share to four investors in conjunction with the Series I Preferred Stock financing round.

5. In December 2007, we sold an aggregate of 190,839,694 shares of Series I Preferred Stock at $0.9694 per share for an aggregate purchase price of approximately $185 million to both existing and new investors. In connection with our acquisition of InfoSpace Mobile, we issued a warrant for consulting services of an investor to purchase 2,578,915 shares of Series I Preferred Stock at an exercise price of $0.9694 per share. We utilized a placement agent in completing the Series I Preferred Stock financing round, and as part of the consideration for placement services, the placement agent received a warrant to purchase 6,340,676 shares of Series I preferred stock at an exercise price of $0.9694 per share. In addition, the placement agent surrendered warrants to purchase 122,138 shares of common stock issued in conjunction with the Series F and G Preferred Stock financing rounds with exercise prices between $35.55 and $37.35 per share. We issued warrants to purchase an aggregate of 2,706,618 shares of common stock at an exercise price of $14.54 per share to the Series I investors.

We have also issued stock options and made restricted stock grants under our Amended and Restated 2004 Stock Incentive Plan, a written compensatory benefit plan under which we have issued options and restricted stock grants to employees, consultants and directors. Since March 31, 2007, we have issued to certain officers, employees, consultants and directors 2,406,765 shares of restricted stock and options to purchase 1,398,020 shares of common stock at exercise prices ranging from $12.00 to $32.25 per share, with an aggregate exercise price of $19.6 million. As of March 31, 2010, options to purchase 1,178,706 shares of common stock with an aggregate exercise price of $12.6 million remain outstanding. Since March 31, 2007, we have sold and issued to our officers, employees, consultants and directors 172,773 shares of our common stock pursuant to option exercises at prices ranging from $0.30 to $32.25 per share for an aggregate purchase price of $168,981. All of our option grants in the past three years were to purchase shares of our common stock and were made under our 2004 Stock Incentive Plan.

In addition, under our 2010 Long-Term Incentive Plan, our Compensation Committee has approved a grant to certain employees of options to purchase 446,000 shares of common stock with an exercise price equal to the initial public offering price per share. If the public offering does not occur on or before July 31, 2010, these grants shall be null and void. In connection with the renegotiation of his employment agreement, our Compensation Committee has also approved a grant to our Chief Executive Officer to purchase 333,333 shares of common stock at an exercise price of $20.40 with an aggregate exercise price of $6.8 million. If the public offering does not occur on or before July 31, 2010, this grant will be forfeited.

Item 16.	Exhibits.

(a) See the Exhibit Index on the pages immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described in Item 14 above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

We hereby undertake that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Bellevue, Washington, on June 16, 2010.

MOTRICITY, INC.

By:	/s/ Ryan K. Wuerch
Ryan K. Wuerch
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 16, 2010.

Signature	Title

/s/ Ryan K. Wuerch Ryan K. Wuerch	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ Allyn P. Hebner Allyn P. Hebner	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Jeffrey A. Bowden	Director

Hunter C. Gary	Director

Brett Icahn	Director

* Lady Barbara Judge	Director

* Suzanne H. King	Director

* Brian Turner	Director

*By:	/s/ Allyn P. Hebner
Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.1	Form of Underwriting Agreement§

3.1	Restated Certificate of Incorporation§

3.2	Amended and Restated Bylaws§

4.1	Amended and Restated Stockholders’ Agreement, dated as of October 15, 2007, among Motricity, Inc., certain subsidiaries, and the other parties thereto§

4.2	Amended and Restated Registration Rights Agreement, dated as of October 15, 2007, among Motricity, Inc., certain subsidiaries, and the other parties thereto§

4.3	Amendment No. 1 and Waiver to the Amended and Restated Registration Rights Agreement, dated as of April 13, 2010, among Motricity, Inc., certain subsidiaries, and the other parties thereto§

4.4	Form of Registrant’s Common Stock Certificate§

4.5	Form of Common Stock Warrant§

4.6	Form of Preferred Stock Warrant§

4.7	Form of Warrant Issued to Eastward Capital Partners IV, L.P.§

4.8	Warrant Issued to Silicon Valley Bank by Pinpoint.com, dated June 23, 2000§

4.9	Warrant Issued to Silicon Valley Bank by Pinpoint Networks, Inc., dated April 2002§

4.10	Warrant Issued to Silicon Valley Bank by Pinpoint Networks, Inc., dated April 2002§

4.11	Warrant Issued to Silicon Valley Bank by Motricity, Inc., dated June 29, 2007§

5.1	Opinion of Kirkland & Ellis LLP§

10.1	Loan and Security Agreement, dated as of June 27, 2007, between Silicon Valley Bank and Motricity, Inc., as amended§

10.2	Master Services Agreement, dated as of December 30, 2008, between GlobalLogic, Inc. and Motricity, Inc.†§

10.3	Second Amended and Restated Wireless Services Agreement #00014249, dated as of July 22, 2005, between InfoSpace Mobile, Inc. and Cingular Wireless LLC, as amended†§

10.4	Master Services Agreement Number TJR031606, dated as of September 14, 2006, between Motricity, Inc. and Cingular Wireless LLC, as amended†§

10.5	WAP 2.0 Hosting Agreement, dated as of June 24, 2004, between Premium Wireless Services USA, Inc. d/b/a InfoSpace Mobile and Cellco Partnership d/b/a Verizon Wireless, as amended†§

10.6	Office Lease, dated as of December 21, 2007, between WA—Three Bellevue Center, LLC and Motricity, Inc.†§

10.7	Employment Offer Letter, dated as of May 20, 2009, between Motricity, Inc. and Chris Dorr#§

10.8	Employment Offer Letter, dated as of May 22, 2009, between Motricity, Inc. and Jim Ryan#§

10.9	Employment Offer Letter, dated as of January 7, 2009, between Motricity, Inc. and Jim Smith#§

10.10	Employment Offer Letter, dated as of March 6, 2009, between Motricity, Inc. and Allyn P. Hebner#§

10.11	Employment Offer Letter, dated as of August 8, 2008, between Motricity, Inc. and Richard E. Leigh, Jr.#§

EXHIBIT NO.	DESCRIPTION

10.12	Second Amended and Restated Employment Agreement, as amended, dated as of January 1, 2008, between Motricity, Inc. and Ryan K. Wuerch#§

10.13	Amended and Restated Executive Employment Agreement, dated as of January 19, 2010, between Motricity, Inc. and Ryan K. Wuerch#§

10.14	Option Agreement, dated as of March 26, 2010, between Motricity, Inc. and Ryan K. Wuerch#§

10.15	Form of First Amendment to Employment Offer Letter Agreement of Executive Officers#§

10.16	Amended and Restated 2004 Stock Incentive Plan of Motricity, Inc., as amended through August 4, 2005#§

10.17	Motricity, Inc. 2009 Corporate Incentive Plan#†§

10.18	Motricity, Inc. 2010 Amended and Restated Corporate Incentive Plan#†§

10.19	Motricity, Inc. 2010 Long-Term Incentive Plan#§

10.20	Form of Stock Option Agreement under 2004 Plan#§

10.21	Form of Restricted Stock Grant Agreement under 2004 Plan#§

10.22	Form of Motricity, Inc. Indemnification Agreement#§

10.23	Form of Stock Option Agreement under the 2010 LTIP#§

10.24	Omnibus Amendment Agreement, dated as of January 20, 2010, between Advanced Equities, Inc. and Motricity, Inc.§

10.25	Advisory Agreement, dated as of May 5, 2010, between Advanced Equities, Inc. and Motricity, Inc.§

10.26	Certificate of Amendment to the 2004 Stock Incentive Plan of Motricity, Inc.#§

10.27	Amendment to the Advisory Agreement between Advanced Equities, Inc. and Motricity, Inc., dated as of June 14, 2010§

10.28	Consent and Amendment Agreement, dated June 7, 2010, between Silicon Valley Bank and Motricity, Inc.

21.1	List of Subsidiaries§

23.1	Consent of PricewaterhouseCoopers LLP§

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)§

23.3	Consent of Yankee Group Research, Inc.§

24.1	Power of Attorney§

99.1	Compensation Committee Charter§

#	Indicates a management contract or compensatory plan or arrangement.
†	Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933. These provisions have been omitted from the filing and submitted separately to the Securities and Exchange Commission.
§	Previously filed.